UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Calamos Strategic Total Return Fund

(Name of Issuer)

Preferred shares, $.001 par value per share

(Title of Class of Securities)

Series A Mandatory Redeemable Preferred Shares – 128125 *29

Series B Mandatory Redeemable Preferred Shares – 128125 *37

(CUSIP Number)

September 6, 2017

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	Series A MRP Shares – 128125 *29; Series B MRP Shares – 128125 *37

(1)	Names of reporting persons Lincoln Benefit Life Company
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Nebraska
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 592,000
(6) Shared voting power 0
(7) Sole dispositive power 592,000
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 592,000 total shares (492,000 Series A Mandatory Redeemable Preferred Shares and 100,000 Series B Mandatory Redeemable Preferred Shares)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 6.12%
(12)	Type of reporting person (see instructions) IC

Item 1.

(a)	Name of Issuer: Calamos Strategic Total Return Fund

(b)	Address of Issuer’s Principal Executive Offices: 2020 Calamos Court, Naperville, IL 60563

Item 2.

(a)	Name of Person Filing: Lincoln Benefit Life Company

(b)	Address of Principal Business Office or, if None, Residence:

1221 N St., Suite 200,

Lincoln, Nebraska 68508

(c)	Citizenship: Nebraska

(d)	Title and Class of Securities: Titles – Series A Mandatory Redeemable Preferred Shares (the “Series A MRP Shares”) and Series B Mandatory Redeemable Preferred Shares (the “Series B MRP Shares”); Class – preferred shares

(e)	CUSIP No.: Series A MRP Shares – 128125 *29; Series B MRP Shares – 128125 *37

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a	)	☐	Broker or dealer registered under Section 15 of the Act;

(b	)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c	)	☒	Insurance company as defined in Section 3(a)(19) of the Act;

(d	)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e	)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f	)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g	)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h	)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i	)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j	)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k	)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned: 492,000 – Series A MRP Shares; 100,000 – Series B MRP Shares

(b)	Percent of Class: 6.12%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 592,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 592,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

N/A

Item 8.	Identification and classification of members of the group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2017

Lincoln Benefit Life Company

/s/ Leigh McKegeny
Name: Leigh McKegeny
Title: Chief Legal Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).